SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                         INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                         RULES 13d-1(b)(c), AND (d) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             (Amendment No. __)(1)

               NM Holdings, Inc. (f/k/a Nutrition Medical, Inc.)
               -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  67065C 10 4
                                 --------------
                                 (CUSIP Number)


                       November 11, 1998 (27,050 shares)
                       December 15, 1998 (59,000 shares)
             -------------------------------------------------------
             (Date of Events Which Require Filing of this Statement)


Check the appropriate box to designate rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


-------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 67065C 10 4                  13G                  Page 2 of 5 Pages


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 Betty L. Johnson


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [  ]
                                                                 (b) [  ]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


NUMBER            5.       SOLE VOTING POWER            86,050
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER          0
OWNED BY EACH
REPORTING         7.       SOLE DISPOSITIVE POWER       86,050
PERSON WITH
                  8.       SHARED DISPOSITIVE POWER     0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  86,050


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [  ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.3%


12.      TYPE OF REPORTING PERSON*

                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67065C 10 4                  13G                  Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                         NM Holdings, Inc. (f/k/a Nutrition Medical, Inc.)


Item 1(b).        Address of Issuer's Principal Executive Offices:

                         9850 51st Avenue N.
                         Suite 110
                         Minneapolis, Minnesota 55442


Item 2(a).        Name of Person Filing:

                         See Item 1 on cover page.


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                         c/o Miller, Johnson & Kuehn, Incorporated
                         5500 Wayzata Boulevard
                         Suite 800 - Eighth Floor
                         Minneapolis, Minnesota 55416


Item 2(c).        Citizenship:

                         See Item 4 on cover page.


Item 2(d).        Title of Class of Securities:

                         Common Stock, $.04 par value per share.


Item 2(e).        CUSIP Number:

                         See cover page.


Item 3. If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                         (a) [ ] Broker or dealer registered under Section 15 of
                                 the Exchange Act.

                         (b) [ ] Bank as defined in Section 3(a)(6) of the
                                 Exchange Act.

                         (c) [ ] Insurance company as defined in Section
                                 3(a)(19) of the Exchange Act.

                         (d) [ ] Investment company registered under Section 8
                                 of the Investment Company Act.

                         (e) [ ] An investment adviser in accordance with Rule
                                 13d-1(b)(1)(ii)(E);

                         (f) [ ] An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(1)(ii)(F);

                         (g) [ ] A parent holding company or control person in
                                 accordance with Rule 13d-1(b)(ii)(G);

                         (h) [ ] A savings association as defined in Section
                                 3(b) of the Federal Deposit Insurance Act;

                         (i) [ ] A church plan that is excluded from the
                                 definition of an investment company under
                                 Section 3(c)(14) of the Investment Company Act;

CUSIP No. 67065C 10 4                  13G                  Page 4 of 5 Pages

                         (j) [ ] Group, in accordance with Rule
                                 13d-1(b))(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.                                            [X]

Item 4.           Ownership.

                         Provide the following information regarding the
                  aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                         (a)  Amount beneficially owned:

                                   86,050
                              ---------------------------------------------------------------------------------------

                         (b)  Percent of class:

                                   6.3%
                              ---------------------------------------------------------------------------------------

                         (c)  Number of shares as to which such person has:

                              (i)    Sole power to vote or to direct the vote                  86,050
                                                                               --------------------------------------

                              (ii)   Shared power to vote or to direct the vote                0
                                                                                -------------------------------------

                              (iii)  Sole power to dispose or to direct the disposition of     86,050
                                                                                           --------------------------

                              (iv)   Shared power to dispose or to direct the disposition of   0
                                                                                              -----------------------

Item 5.           Ownership of Five Percent or Less of a Class.

                         Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                         Not applicable.


Item 7.           Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not applicable.


Item 8.           Identification and Classification of Members of the Group.

                         Not applicable.


Item 9.           Notice of Dissolution of Group.

                         Not applicable.


Item 10.          Certifications.

                         By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67065C 10 4                  13G                  Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 1999


                                            /s/ Betty L. Johnson
                                            -----------------------------------
                                            Betty L. Johnson